June 19, 2017

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes

Re:	Cerulean Pharma Inc.
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
Filed June 13, 2017
File No. 001-36395

Ladies and Gentlemen:

Cerulean Pharma Inc. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”) a Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”). This letter, together with the Definitive Proxy Statement, sets forth the Company’s responses to the comments contained in a letter from the staff of the Commission (the “Staff”), dated June 15, 2017 (the “Comment Letter”), relating to the Company’s Preliminary Proxy Statement on Schedule 14A, initially filed with the Commission on April 17, 2017 (File No. 001-36395), and amended by Amendment No. 1 to the Preliminary Proxy Statement filed on May 26, 2017 and Amendment No. 2 to Preliminary Proxy Statement filed on June 13, 2017.

The responses set forth herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments in the Comment Letter and to the headings used in the Comment Letter.

Terms used but not otherwise defined in this letter have the respective meanings ascribed to such terms in the Definitive Proxy Statement. Page references in the responses set forth below are to pages in the clean copy of the Definitive Proxy Statement.

On behalf of the Company, we advise you as follows:

Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109

Beijing    Berlin    Boston    Brussels    Denver     Frankfurt    London    Los Angeles    New York    Palo Alto    Washington

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

June 19, 2017

Opinion of Cerulean’s Financial Advisor, page 116

1.	We note your response to prior comment 4 and your revised disclosure that the stage of development of Ovaprene is analogous to Phase 2 for a candidate that is regulated as a drug. Please explain to us how these two stages are analogous, or, in the alternative, please remove this statement.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 123 through 126 of the Definitive Proxy Statement.

Selected Historical and Unaudited Pro Forma Combined Financial Information

Comparative Historical and Unaudited Pro Forma Per Share Data, page 32

2.	Please explain the events that occurred to change the Dare Pro Forma equivalent basic and diluted net loss per share for the year ended December 31, 2016 from ($0.04) in prior filings to ($0.55) and provide your calculation.

Response: The Company advises the Staff that it had incorrectly calculated the pro forma equivalent basic and diluted net loss per share and the pro forma equivalent book value per share of Daré Bioscience, Inc.’s common stock for each of the year ended December 31, 2016 and the three months ended March 31, 2017. For purposes of this calculation the Company has assumed that holders of Daré’s equity securities receive 60% of the outstanding Cerulean equity securities on a fully diluted basis, which is approximately the midpoint of the number of shares the holders of Daré’s equity securities may receive in the Daré Transaction. This ownership percentage results in a Daré exchange ratio of 2.893319797. Applying this exchange ratio to Daré’s Historical Per Common Share Data results in the following Pro Forma Equivalent Common Share Data.

DARÉ

	As of or for the Year Ended December 31, 2016	As of or for the Three Months Ended March 31, 2017
Historical Per Ordinary Share Data:
Basic and diluted net loss per share	$(0.08)	$(0.03)
Book value per share	$(0.08)	$(0.10)
Cash dividends declared per share	$—	$—

Pro Forma Equivalent Common Share Data:(1)
Basic and diluted net loss per share	$(0.03)	$(0.01)
Book value per share	$(0.03)	$(0.04)
Cash dividends declared per share	$—	$—

(1)	Assumes holders of Daré equity securities receive 60% of the outstanding Cerulean equity securities on a fully-diluted basis.

The Company has included the above revised table and footnote on page 32 of the Definitive Proxy Statement.

***

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

June 19, 2017

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6982 or facsimile at (617) 526-5000. Thank you for your assistance.

Very truly yours,

By:	/s/ Lia Der Marderosian
Lia Der Marderosian

cc:	Christopher D.T. Guiffre

President and Chief Executive Officer

Cerulean Pharma Inc.

cc:	Chris Edwards, United States Securities and Exchange Commission